Exhibit 4.17

PRIVATE AND CONFIDENTIAL

[name]

[address]

[date]

Dear [name],

Restated Letter of Appointment

The Board of Directors (Board) of Mereo BioPharma Group plc (Company) is pleased to confirm your appointment as an independent non-executive [director][chairman] effective as of [date] (Effective Date). Your restated terms pursuant to this letter will become effective on the Effective Date.

This letter sets out the main terms of your appointment from the Effective Date. By accepting this appointment, you agree that this letter is a contract for services and is not a contract of employment and you confirm that you are not subject to any restrictions which prevent you from holding office as a director of the Company.

1.	FEES AND EXPENSES

1.1

You shall be paid an annual fee of £[ ] gross, which shall be paid in equal instalments monthly in arrears through the payroll after deduction of any taxes and other amounts that are required by law. This fee covers all duties but does not include fees for service on any Board committee and any Boards of the Company’s subsidiaries which will be notified to you separately in writing.

1.2

The Company shall reimburse you for all reasonable and properly documented expenses that you incur in performing the duties of your office including travel and sundry expenses, in accordance with the Company’s expense reimbursement policies.

1.3

On termination of your appointment, you shall only be entitled to such fees as may have accrued to the date of termination, together with reimbursement in the normal way of any expenses properly incurred before that date.

2.	ROLE AND DUTIES

2.1

The Board as a whole is collectively responsible for the success of the Company. Subject to and without limitation on the Company’s articles of incorporation, bylaws and any charter or similar authorisation to the Board or any committee of the Board, the Board’s role is to seek to:

(a)	promote the long-term sustainable success of the Company, generating value for shareholders and contributing to wider society;

(b)	act with integrity;

(c)	ensure that the necessary resources are in place for the Company to meet its objectives, and measure performance against them;

(d)	establish a framework of prudent and effective controls, which enable risk to be assessed and managed; and

(e)	ensure that policies and practices are consistent with the Company’s values and support its long-term sustainable success.

2.2

As a non-executive director you shall have the same general legal responsibilities to the Company as any other director. You are expected to perform your duties (whether statutory, fiduciary or common law) faithfully, diligently and to a standard commensurate with the functions of your role and your knowledge, skills and experience.

2.3

You shall exercise your powers in your role as a non-executive director having regard to relevant obligations under prevailing law and regulation, including the Companies Act 2006 and, where applicable, the Market Abuse Regulation (596/2014/EU), the rules of the Securities and Exchange Commission, the Nasdaq Stock Market and Delaware General Corporation Law.

2.4

You shall have particular regard to the general duties of directors in Part 10 of the Companies Act 2006, including the duty to promote the success of the Company under which all directors must act in the way they consider, in good faith, would be most likely to promote the success of the Company for the benefit of its members as a whole. In doing so, as a director, you must have regard (among other matters) to:

(a)	the likely consequences of any decision in the long term;

(b)	the interests of the Company’s employees;

(c)	the need to foster the Company’s business relationships with suppliers, customers and others;

(d)	the impact of the Company’s operations on the community and the environment;

(e)	the desirability of the Company maintaining a reputation for high standards of business conduct; and

(f)	the need to act fairly as between the members of the Company.

2.5

If and when applicable, you shall have particular regard to the Nasdaq’s Listed Company Rules and the Delaware General Corporation Law provisions applicable to the board of directors and committees thereof and their respective members and advisers.

[ ] [In addition to the general legal responsibilities to the Company as any other director, in your role as chairman, you should seek to fulfil the following list of responsibilities:

(a)	chair the Board and general meetings of the Company and relevant committees of the Board and relevant Board and general meetings of any subsidiaries of the Company;

(b)

in consultation with the Chief Executive, set the Board’s agenda (primarily focused on strategy, performance, value creation and accountability) and strive to ensure that issues relevant to these areas are reserved for board decision and adequate time is available for discussion of all agenda items, in particular strategic issues;

(c)	create the conditions for overall board and individual director effectiveness, s etting clear expectations concerning the style and tone of Board discussions;

(d)	ensure that the Board determines the nature and extent of the significant risks that the Company is willing to embrace in implementing its strategy;

(e)	ensure that the Board has effective decision-making processes and applies sufficient challenge to major proposals;

(f)	ensure that all directors are aware of their responsibilities and are able to discharge their statutory duties;

(g)	ensure that Board committees are properly structured with appropriate terms of reference and that committee membership is periodically refreshed;

(h)	encourage all Board members to engage in Board and committee meetings by drawing on their skills, experience and knowledge;

(i)	ensure that sufficient time is allowed at the board for committees to report on the nature and content of discussion, on recommendations, and on actions to be taken;

(j)	hold meetings with the non-executive directors without the executives present to facilitate a full and frank airing of views;

(k)	develop productive working relationships with all executive directors and the chief executive to gain a detailed understanding of the business;

(l)	demonstrate ethical leadership and promote the highest standards of integrity, probity and corporate governance throughout the Company and particularly at Board level;

(m)	ensure that the Board receives accurate, timely and clear information;

(n)	demonstrate objective judgement and facilitate constructive board relations and the effective contribution of all non-executive directors;

(o)	ensure that the new directors participate in a full, formal and tailored induction programme;

(p)	ensure that the performance of the Board, its committees and individual directors is evaluated at least once a year, select an effective approach and act on the results of such evaluation; and

(q)

periodically review, with the company secretary, whether the Board and Company’s governance processes are fit for purpose and consider any improvements and initiatives that could strengthen the governance.]

2.6

In your role as a non-executive director, it is expected that you shall also be required to fulfil the following list of responsibilities, in the course of your good faith performance of services to the Company and in the exercise of your reasonable business judgment:

(a)	provide constructive challenge, strategic guidance, offer specialist advice hold management to account and help develop proposals on strategy;

(b)	monitor the performance of senior management in meeting agreed goals and objectives and monitor the reporting of performance;

(c)	satisfy yourself on the integrity of financial information and that financial controls and systems of risk management are robust and defensible;

(d)

be responsible for determining appropriate levels of remuneration of executive directors and have a prime role in appointing and, where necessary, removing senior management and in succession planning;

(e)	insist on receiving high-quality information sufficiently in advance of Board meetings and seek clarification or amplification if you consider the information provided is inadequate or lacks clarity;

(f)	make sufficient time available to discharge your responsibilities effectively;

(g)	exercise relevant powers under, and abide by, the Articles;

(h)

disclose the nature and extent of any direct or indirect interest you may have in any matter being considered at a Board or committee meeting and, except as permitted under the Articles you will not vote on any resolution of the Board, or of one of its committees, on any matter where you have any direct or indirect interest;

(i)	immediately report your own wrongdoing or the wrongdoing or proposed wrongdoing of any employee or other director of the Company of which you become aware to the Chair of the Audit Committee;

(j)	exercise your powers as a director in accordance with the Company’s policies and procedures and the Bribery Act 2010; and

(k)	not do anything that would cause you to be disqualified from acting as a director.

2.7	Unless the Board specifically authorises you to do so, you shall not enter into any legal or other commitment or contract on behalf of or with the Company.

2.8	You shall be entitled to request all relevant information about the Company’s affairs as is reasonably necessary to enable you to discharge your duties.

2.9

If you are required to register yourself or your personal service company with HM Revenue and Customs as a “Trust or Company Service Provider” under the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017, you will be responsible for effecting such registration and for compliance with other requirements of the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 and applicable legislation.

2.10

Notwithstanding anything to the contrary in this Article 2, you acknowledge and agree that in your capacity as director, you will have such duties, authorities and responsibilities and other obligations as provided under the Company’s articles of incorporation and bylaws and charter documents, in each case, as in effect from time to time, and you will act in compliance with the applicable rules and regulations promulgated by the SEC and Nasdaq.

2.11	You acknowledge and agree that in your capacity as director, you are acting solely as an independent contractor and not as an employee, legal representative or agent of the Company.

3.	CONFIDENTIALITY

3.1

You acknowledge that all information acquired during your appointment is confidential to the Company and should not be released, communicated or disclosed to third parties or used for any reason other than in the interests of the Company, either during your appointment or following termination (by whatever means), without prior clearance from the Board (or a committee thereof). This restriction shall cease to apply to any confidential information which may (other than by reason of your breach) become available to the public generally.

3.2	You acknowledge the need to hold and retain Company information (in whatever format you may receive it) under appropriately secure conditions.

3.3

Nothing in this paragraph 3 shall prevent you from disclosing information which you are entitled to disclose under the Public Interest Disclosure Act 1998, provided that the disclosure is made in accordance with the provisions of that Act and you have complied with the Company’s policy from time to time in force regarding such disclosures.

3.4

Nothing in this Agreement shall be construed to prohibit you from reporting or disclosing information or reporting possible violations of federal or state law or regulations to any governmental agency or self-regulatory organisation with oversight responsibility for the Company, or making other disclosures that are protected under whistleblower or other provisions of any applicable federal or state law or regulations (it being understood that prior authorisation of the Company is not required to make any such reports or disclosures, and you are not required to notify the Company that you have made such reports or disclosures).

4.	TIME COMMITMENT

4.1

You will be expected to devote such time as is necessary for the proper performance of your duties. This will include attendance at Board meetings, Board committee meetings, the AGM, meetings with the other non-executive directors, meetings with shareholders, meetings forming part of the Board evaluation process and updating. In addition, you will be required to consider all relevant papers before each meeting.

4.2

The nature of the role makes it impossible to be specific about the maximum time commitment. You may be required to devote additional time to the Company in respect of preparation time and ad hoc matters which may arise, and particularly when the Company is undergoing a period of increased activity. At certain times it may be necessary to convene additional Board, committee or shareholder meetings.

4.3

The overall time commitment stated in paragraph 4.1 will increase if you become a committee member or chair, or if you are given additional responsibilities, such as being appointed as non-executive director on the boards of any of the Company’s subsidiaries. Details of the expected increase in time commitment will be covered in any relevant communication confirming the additional responsibility.

4.4

By accepting this appointment, you confirm that, taking into account all of your other commitments, you are able to allocate sufficient time to the Company to discharge your responsibilities effectively. You should obtain the agreement of the Chairman and the Nomination Committee before accepting additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Company.

5.	APPOINTMENT

5.1

Subject to the provisions of this letter, including but not limited to clauses 5.2 and 5.4 below, your appointment shall be for a term of three years commencing on the Effective Date until the conclusion of the Company’s annual general meeting (AGM) occurring approximately three years from that date, unless terminated earlier by either party giving to the other three months’ prior written notice.

5.2

Your appointment is subject to the Company’s articles of association, as amended from time to time (Articles). Nothing in this letter shall be taken to exclude or vary the terms of the Articles as they apply to you as a director of the Company. Your appointment is subject to confirmation by the shareholders at the next AGM, and at any subsequent AGM as required by the Articles or as the Board resolves.

5.3

Continuation of your appointment is contingent on your continued satisfactory performance and any relevant statutory provisions relating to removal of a director. If the shareholders do not re-elect you as a director, or you are retired from office under the Articles, your appointment shall terminate automatically, with immediate effect and without compensation , other than earned but unpaid fees and unreimbursed business expense reasonably incurred, and except as otherwise provided in any equity compensation plan or award.

5.4

Any term renewal is subject to Board review and AGM re-election. Notwithstanding any mutual expectation, there is no right to re-nomination by the Board, either annually or after any three-year period.

5.5

You may be required to serve on one or more Board committees. You will be provided with the relevant terms of reference on your appointment to such a committee. You may be required to serve as a non-executive director on the board of any of the Company’s subsidiaries and will be provided with the relevant terms of reference on your appointment to such board(s). Except as otherwise determined by the Board or an authorised Board committee, you will not receive any additional compensation for service on any such Board committee or any subsidiary board.

5.6	Notwithstanding paragraph 5.1 to paragraph 5.5, the Company may terminate your appointment with immediate effect if you have:

(a)	committed a material breach of your obligations under this letter;

(b)	committed any serious or repeated breach or non-observance of your obligations to the Company (which include an obligation not to breach your statutory, fiduciary or common-law duties);

(c)

been guilty of any fraud or dishonesty or acted in any manner which, in the Company’s opinion, brings or is likely to bring you or the Company into disrepute or is materially adverse to the Company’s interests;

(d)	been convicted of an arrestable criminal offence other than a road traffic offence for which a fine or non-custodial penalty is imposed;

(e)	been declared bankrupt or have made an arrangement with or for the benefit of your creditors, or if you have a county court administration order made against you under the County Court Act 1984;

(f)	been disqualified from acting as a director; or

(g)	not complied with the Company’s anti-corruption and bribery policy and procedures.

5.7

On termination of your appointment, you shall, at the Company’s request, resign from your office as non-executive director of the Company and any offices you hold in any of the Company’s group companies.

5.8

If matters arise which cause you concern about your role, you should discuss these matters with the Chief Executive and Chairman (who may determine that discussion with the Board (or a committee thereof) is appropriate). If you have any concerns which cannot be resolved, and you choose to resign for that, or any other, reason, you should provide an appropriate written statement to the Chief Executive for circulation to the Board.

6.	INDEPENDENT PROFESSIONAL ADVICE

In some circumstances you may consider that you need professional advice in the furtherance of your duties as a non-executive director and it may be appropriate for you to seek advice from independent advisers at the Company’s expense. A copy of the Board’s agreed procedure under which directors may obtain such independent advice is available from the Company’s General Counsel. The Company shall reimburse the reasonable cost of expenditure incurred by you in accordance with its policy. For the avoidance of doubt, nothing in this paragraph 6 shall be construed to limit any right of the Board or any committee thereof, under any charter document or rule of any stock exchange or regulatory authority or otherwise, to retain and/or receive the advice of outside compensation consultants, legal counsel and other advisers or limit any obligation of the Company to provide appropriate funds for the compensation of any such outside advisers.

7.	OUTSIDE INTERESTS

7.1

You have already disclosed to the Board the significant commitments you have outside your role in the Company. You must inform the Chief Executive or the Nomination Committee in advance of any changes to these commitments. In certain circumstances, you may have to seek the Board’s agreement before accepting further commitments which either might give rise to a conflict of interest or a conflict with any of your duties to the Company, or which might impact on the time that you are able to devote to your role at the Company.

7.2

It is accepted and acknowledged that you have business interests other than those of the Company and have declared any conflicts that are apparent at present. If you become aware of any further potential or actual conflicts of interest, these should be disclosed to the Chairman, the Chief Executive and the Nomination Committee as soon as you become aware of them and again you may have to seek the agreement of the Board.

8.	INSIDE INFORMATION AND DEALING IN THE COMPANY’S SHARES

8.1

Your attention is drawn to the requirements under both law and regulation as to the disclosure of inside information, in particular to the Market Abuse Regulation (596/2014/EU), section 52 of the Criminal Justice Act 1993 on insider dealing, as well as section 10(b) and section 16(b) of the US Exchange Act and SEC Rule 10b-5. You should avoid making any statements or taking any other action that might risk a breach of these requirements. If in doubt, please contact the Chief Executive or General Counsel.

8.2

During your period of appointment you are required to comply with any applicable regulations or laws in relation to dealing in the Company’s publicly traded or quoted securities including, section 10(b) and section 16(b) of the US Exchange Act and SEC Rule 10b-5, the Sarbanes-Oxley Act and any other code or policy as the Company may adopt from time to time which sets out the terms for dealings by directors in the Company’s securities. A copy of the current share dealing code adopted by the Company will be provided to you separately.

9.	REVIEW PROCESS

The performance of individual directors and the whole Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chief Executive or the Nomination Committee as soon as you can.

10.	INSURANCE AND INDEMNITY

10.1

The Company has directors’ and officers’ liability insurance and it intends to maintain such cover for the full term of your appointment at a level customary for companies in the pharmaceutical industry of a similar size and stage of development. A copy of the policy document is available from the Company’s General Counsel.

10.2

The Company shall grant you a deed of indemnity against certain liabilities that may be incurred as a result of your office to the extent permitted by section 234 of the Companies Act 2006 and Delaware General Corporation Law.

11.	CHANGES TO PERSONAL DETAILS

You shall advise the General Counsel promptly of any change in your address or other personal contact details.

12.	RETURN OF PROPERTY

On termination of your appointment with the Company however arising, or at any time at the Board’s request, you shall immediately return to the Company all documents, records, papers or other property belonging to the Company or any company in the Company’s group which may be in your possession or under your control, and which relate in any way to the Company’s or a group company’s business affairs and you shall not retain any copies thereof.

13.	MORAL RIGHTS

You hereby irrevocably waive any moral rights in all works prepared by you, in the provision of your services to the Company, to which you are now or may at any future time be entitled under Chapter IV of the Copyright Designs and Patents Act 1988 or any similar provisions of law in any jurisdiction, including (but without limitation) the right to be identified, the right of integrity and the right against false attribution, and agree not to institute, support, maintain or permit any action or claim to the effect that any treatment, exploitation or use of such works or other materials, infringes your moral rights.

14.	DATA PROTECTION

14.1

The Company will hold, collect and otherwise process certain personal data as set out in the Company’s privacy notice, which is available on the intranet or the Company’s Human Resources department. All personal data will be treated in accordance with applicable data protection laws and regulations.

15.	THIRD PARTY RIGHTS

No one other than you and the Company shall have any rights to enforce the terms of this letter.

16.	ENTIRE AGREEMENT

16.1

This letter and any document referred to in it constitutes the entire terms and conditions of your appointment and supersedes and extinguishes all previous agreements, promises, assurances, warranties, representations and understandings between you and the Company, whether written or oral, relating to its subject matter.

16.2

You agree that you shall have no remedies in respect of any representation, , assurance or warranty (whether made innocently or negligently) that is not set out in this letter and you shall not have any claim for innocent or negligent misrepresentation based on any statement in this letter.

17.	VARIATION

No variation of this letter shall be effective unless it is in writing and signed by you and the Company (or respective authorised representatives).

18.	GOVERNING LAW AND JURISDICTION

Your appointment with the Company and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales and you and the Company irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this appointment or its subject matter or formation (including non-contractual disputes or claims).

19.	TAXES

19.1

Fees payable pursuant to this Appointment may be subject to deductions for UK income tax and National Insurance contributions as required by law.    You are responsible for the payment of all federal, state or local taxes payable in any other jurisdictions.

19.2

This letter agreement is intended to comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended (Code) or an exception thereunder and shall be interpreted, construed and administered in accordance therewith. Notwithstanding the foregoing, the Company makes no representations that the payments or benefits provided under this letter comply with or are exempt from Code Section 409A and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the you as a result of this letter failing to comply with or be exempt from Code Section 409A. To the extent that any reimbursements are subject to Code Section 409A, any such reimbursement payment due to you shall be paid to you in all events on or before the last day of your taxable year following the taxable year in which the related expense was incurred. The reimbursements are not subject to liquidation or exchange for another benefit and the amount of such benefits and reimbursements that you receive in one taxable year shall not affect the amount of such benefits or reimbursements that you receive in any other taxable year.

Please indicate your acceptance of these terms by signing and returning to the attached copy of this letter to Dr. Denise Scots-Knight, Chief Executive, Mereo BioPharma Group plc.

Yours sincerely

For and on behalf of Mereo BioPharma Group plc

I agree to the above terms of my appointment as a non-executive director of Mereo BioPharma Group plc as set out in this letter.

Signed on                                             by

[name]